March 3, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tia L. Jenkins

Re:	Smack Sportswear
Form 10-K for the Fiscal Year Ended June 30, 2014
Filed October 20, 2014
File No. 000-53049

Dear Ms. Jenkins:

This letter is in response to the comment contained in the Staff’s letter to Smack Sportswear (the “Company”), dated February 9, 2015 (the “Staff’s Letter”), concerning the Company’s Annual Report on Form 10-K (File No. 000-53049), (the “10-K”) filed with the Securities and Exchange Commission (the “SEC”).

The comment set forth in the Staff’s Letter is repeated below.

Form 10-K for the Fiscal Year Ended June 30, 2014

General

We note you have not submitted Interactive Data pursuant to Item 601(b)(101) of Regulation S-K. We note the similar deficiency in your Form 10-Q for the fiscal quarter ended September 30, 2014. Please amend the filings to provide the Interactive Data, or tell us why the Interactive Data was not required to be submitted.

In response to your Comment Letter dated February 9, 2015, we have amended the filing of our Form 10-K for the fiscal year ended June 30, 2014 and the filing of our Form 10-Q for the fiscal quarter ended September 30, 2014, to provide the Interactive Data pursuant to Item 601(b)(101) of Regulation S-K. We also amended the filing of our Form 10-Q for the fiscal quarter ended March 31, 2014 to provide the Interactive Data pursuant to Item 601(b)(101) of Regulation S-K. In our Form 10-Q for the fiscal quarter ended December 31, 2014, we did provide the Interactive Data pursuant to Item 601(b)(101) of Regulation S-K.

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosures in its filings. We also acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Douglas Samuelson

Douglas Samuelson

Interim Chief Executive Officer and Chief Financial Officer